Exhibit 99.1

Independent Auditors’ Consent

We consent to the incorporation by reference in Registration Statements on Form F-3 (File Nos. 333-7284, 333-14102, 333-91034 and 333-99073) of SK Telecom Co., Ltd. of our report dated April 2, 2004 (May 31, 2004 with respect to the contingency described in Note 21 (k)), which expresses an unqualified opinion and includes explanatory paragraphs relating to the issuances of domestic and overseas bonds in 2004, appearing in this annual report on Form 20-F of SK Telecom Co., Ltd. for the year ended December 31, 2003.

Deloitte & Touche LLC (Hana), a member firm of Deloitte Touche Tohmatsu
Seoul, Korea

May 31, 2004